              As filed with the Securities and Exchange Commission on October 25, 2001
====================================================================================================

                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                             SCHEDULE TO
                                           (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                               OF THE SECURITIES EXCHANGE ACT OF 1934

                              Bogen Communications International, Inc.
                              ----------------------------------------
                                 (Name of Subject Company (Issuer))

                         Bogen Communications International, Inc. (Offeror)
          --------------------------------------------------------------------------------
          (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                               Common Stock, Par Value $.001 Per Share
                               ---------------------------------------
                                   (Title of Class of Securities)

                                             097189-10-4
                                             -----------
                                (CUSIP Number of Class of Securities)

                               Jonathan Guss, Chief Executive Officer
                              Bogen Communications International, Inc.
                                            50 Spring St.
                                      Ramsey, New Jersey 07446
                                           (201) 934-8500

(Name,  Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on
                                     Behalf of Filing Persons)

                                           With a copy to:
                                      Joseph F. Mazzella, Esq.
                                     Nutter McClennen & Fish LLP
                                       One International Place
                                     Boston, Massachusetts 02110
                                           (617) 439-2000

                                      CALCULATION OF FILING FEE

                     TRANSACTION VALUATION                 AMOUNT OF FILING FEE

                       Not applicable                         Not applicable

[ ] Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2)  and identify the filing  with  which  the  offsetting  fee was  previously  paid.  Identify  the  previous  filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                                          Filing Party:   N/A
Form or Registration No.:  N/A                                         Date Filed:     N/A

[X] Check the box if the  filing  relates  solely to  preliminary  communications  made  before  the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the  following  box if the filing is a final  amendment  reporting  the  results of the tender offer: [ ]
====================================================================================================

BW)(BOGEN-COMMUNICATIONS)(BOGN) Bogen Communications
International Announces Self-Tender Offer for Up to 1.5 Million of Its Shares

     RAMSEY, N.J.--(BUSINESS WIRE)--Oct. 25, 2001--Bogen Communications International, Inc. (NASDAQ:
BOGN) ("Bogen") today announced that its Board of Directors has authorized the Company to repurchase
1.5 million  shares of its common stock in a dutch auction  tender offer at a price of between $2.50 to $3.00 per share.

     The $3.00 maximum  offer price  represents a premium of 20 percent when compared to the October
24, 2001 closing  price of $2.50 per share.  The final price to be paid would be set at the close of the offer,  based upon the shares tendered and the prices specified by tendering  shareholders.  The offer is expected to commence within the next two weeks.

     Under the tender offer,  shareholders  will have the opportunity to tender some or all of their shares at a price within the $2.50 to $3.00 price range. Based on the tenders received,  the Company will  determine  the lowest per share price  within the range that will  enable it to buy  1,500,000 shares,  or such  lesser  number of shares  that are  properly  tendered.  If  holders  of more than
1,500,000  shares  properly  tender their shares,  the Company will purchase  shares tendered by the holders,  at the  determined  price per share,  on a pro rata basis.  Shareholders  whose shares are purchased in the offer will be paid the determined  purchase price in cash, without interest,  after the expiration of the offer period. The offer will be subject to required regulatory filings,  and a number of other terms and conditions  specified in the offer to purchase that will be distributed to shareholders. Shares not purchased will be returned to the tendering stockholder.

     Jonathan Guss,  Chief Executive  Officer,  said, "This year has been a challenging one for most companies in the  telecommunications  sector.  and while Bogen has not been as severely  affected as some of our peers,  our revenues have clearly  suffered.  At this point we are estimating that Bogen will  report a moderate  loss for the third  quarter of this year,  down from  earnings of $0.11 per share in the third quarter of last year.

     "The loss this quarter is driven by continued revenue slippage versus last year,  especially in our voice  messaging  business at Speech  Design,  and by special  charges.  These charges relate to
Speech Design.  Restructuring  at Speech Design Carrier  Systems in September  resulted in a pre-tax charge to earnings of approximately  $200,000. The vast majority of this amount relates to reduction in personnel.  Moreover, many of the strategic options we had been exploring in regard to a possible separation of the European business are not viable in the current economic environment.  Significant costs were incurred in support of a possible  separation and  subsequent  offering of Bogen's Speech
Design  subsidiary.  Since these efforts have been terminated at least until such time as the equity markets improve dramatically, we anticipate taking a charge for these costs, approximately $550,000, in the third quarter.

     "Fortunately  Bogen has a strong balance sheet, and is  well-positioned  to weather the current economic downturn.  Our cash reserve enables us to offer a measure of additional  liquidity to those shareholders  who desire  it, and that is one main  purpose of this  self-tender.  In  addition,  we believe that a successful repurchase of1.5 million shares will be accretive to earnings. "

     Neither Bogen nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer.  Shareholders  must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for  purchase by the  Company.  This news release is neither an offer to purchase nor a solicitation  of an offer to sell the common  stock,  which can be made only by an Offer to Purchase and the related Letter of Transmittal to be mailed to all shareholders and filed with the Securities and Exchange Commission.

     ABOUT BOGEN

     Bogen  Communications  International,  Inc., based in Ramsey,  New Jersey and Munich,  Germany, develops,  manufactures, and markets telecommunications peripherals, sound processing equipment, and
Unified  Messaging  products and  services.  Bogen's  products are sold to  commercial,  industrial, professional and institutional customers worldwide.

     Except for  historical  information  contained  herein,  the  statements  made in this  release constitute forward-looking statements that involve certain risks and uncertainties.  Certain factors may  cause  actual  results  to  differ  materially  from  those  contained  in the  forward-looking statements,  including  general market  conditions,  new  technological  developments,  competition, potential  acquisitions and divestitures,  implementation or termination of strategic initiatives or transactions,  the availability of financing  alternatives  and other isks.  Certain of these risks, factors and other  considerations  are detailed from time to time in Bogen's  reports on file at the
Securities and Exchange  Commission,  including Bogen's Form 10-K for the fiscal year ended December
31, 2000 and 10-Q for the quarter  ended June 30,  2001.  The Company  disclaims  any  intention  or obligation  to  update  or  revise  any  forward-looking  statements,  whether  as a  result  of new information, future events or otherwise.

    CONTACT: Bogen Communications International, Inc., Ramsey
             Michael P. Fleischer / Maureen Flotard
             201/934-8500
             www.bogen.com
                  or
             Information Agent:
             MacKenzie Partners, Inc., New York
             Grace M. Protos, 212/929-5500